Exhibit 99.1

August 2, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES CORICANCHA PROJECT UPDATE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) is pleased to provide an update on the progress of the trial stope and bulk sample program (the “Bulk Sample Program” or “BSP”) at its 100% owned Coricancha gold-silver-lead-zinc-copper underground mine (“Coricancha”). Coricancha is located approximately 90 kilometres east of Lima, Peru, and has a 600 tonne per day processing plant, well established infrastructure, and is fully permitted for production.

Coricancha was placed on care and maintenance in 2013 and acquired by Great Panther in June of 2017. In December 2017, the Company released an updated mineral resource estimate for Coricancha. The Bulk Sample Program was initiated following the release of the results of the Preliminary Economic Assessment for Coricancha (the “PEA”), as detailed in the Great Panther news release dated May 31, 2018. The BSP will process about 6,000 tonnes of material and is expected to be finished in the first quarter of 2019. Its objective is to validate key mine and processing plant operating parameters in the PEA and further de-risk Coricancha. The Company will use these results as a basis for a formal decision to restart production.

The following are updates since publishing the PEA:

•	Roscoe Postle Associates Inc. to provide overall technical support of the Bulk Sample Program;
•	The mine contractor has been mobilized to the site, along with the deployment of equipment, and has commenced development and rehabilitation work;
•	Access decline has been advanced 75 metres, which is ahead of schedule;
•	Work has commenced on the upgrade and rehabilitation of surface roads and underground mine infrastructure;
•	Refurbishment of the concentrator has commenced and is progressing ahead of schedule;
•	Mechanical, electrical and instrumentation testing has begun on the crushing, grinding, and flotation circuits;
•	Key personnel are in place to execute on the BSP and also support a transition to full scale mining, should the Company make a positive decision to restart the mine in early 2019.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THE SECOND QUARTER 2018 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss its second quarter financial results today at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 888 599 8686
International Toll:	+1 323 994 2093
Conference ID:	9387135

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to the findings of the PEA for Coricancha, the timing or ability to complete the Bulk Sample Program, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving the Company's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward-looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company has no intention to update forward-looking statements except as required by law.

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For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com